Exhibit 99.1

SU Group Holdings Receives Notice of Delisting from Nasdaq Due to Minimum Publicly Held Share Deficiency; Company Appeals Determination

HONG KONG, September 19, 2025 -- SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced that it received a letter (the “Determination Letter”) on September 17, 2025 from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (the “Nasdaq”) notifying it that unless the Company requests an appeal, which it already has, the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on September 26, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. The Company has already appealed Staff’s determination to a hearings panel (the “Panel”). The hearing request stays the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The Company’s shares will continue to trade uninterrupted on the Nasdaq Capital Market under the ticker symbol, “SUGP,” until the earlier of the deficiency being rectified or the appeal being heard by the Panel.

As previously reported on Form 6-K, on March 20, 2025, the Company received a written notification letter (the “First Letter”) from Nasdaq, notifying the Company it was not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). On July 31, 2025, the Company effected a reverse stock split in order to cure the deficiency under Nasdaq Listing Rule 5550(a)(2) for continued listing. On July 31, 2025, the Company’s ordinary shares were also redesignated as Class A ordinary shares (the “ordinary shares”), as previously reported on Form 6-K on August 20, 2025.

As a result of the reverse stock split, on August 27, 2025, as previously reported on From 6-K, the Company received a written notification letter (the “Second Letter”) from Nasdaq notifying the Company that it no longer meets the minimum 500,000 publicly held shares requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(4). The Company submitted a compliance plan to Staff on September 15, 2025, detailing the actions the Company intends to take in order to restore compliance with Nasdaq Listing Rule 5550(a)(4) and 5550(a)(2).

As noted above, the Company has already appealed Staff’s determination to a hearings panel. The Company intends to cure the deficiencies as soon as possible and if the hearing is to move forward will provide a plan to regain compliance to the Panel and will present a plan that includes a discussion of the actions that it believes will enable it to regain compliance with Nasdaq Listing Rule 5550(a)(2) and 5550(a)(4). Among other actions, the Company is currently contemplating a secondary offering on a registration statement on Form F-1 which will increase the Company’s publicly held shares amount.

If the Company does not rectify the deficiencies and has to go to a hearing and the Panel disagrees and/or does not grant the Company an extension to comply with Nasdaq Listing Rule 5550(a)(2) and 5550(a)(4) the Company will be subject to being delisted from the Nasdaq. If a delisting occurs, the Company will be faced with a number of material adverse consequences, including limited availability of market quotations for its ordinary shares; limited news and analyst coverage; decreased ability to obtain additional financing or failure to comply with the covenants required by the Company’s borrowing arrangement; limited liquidity for the Company’s shareholders due to thin trading; and a potential loss of confidence by investors, employees and other third parties who do business with the Company.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, including the Company’s ability to submit a plan to regain compliance satisfactory to Nasdaq and the Panel; the Company’s ability to evidence that it has a minimum of 500,000 publicly held shares and a minimum bid price of at least $1 per share; and other risks and uncertainties set forth in our reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:

Global IR Partners
David Pasquale
Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com